EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months and six ended June 30, 2025, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 13, 2025, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 13, 2025, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2025, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Operational and Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	Second Quarter 2025	Second Quarter 2024	Change	YTD 2025	YTD 2024	Change
Operating
Tonnes Milled	190,987	140,934	36%	358,840	310,529	16%
Silver Ounces Produced	283,619	292,946	-3%	549,300	543,589	1%
Gold Ounces Produced	1,774	1,514	17%	3,999	3,292	21%
Copper Pounds Produced	1,461,980	1,305,549	12%	3,065,323	2,652,659	16%
Silver Equivalent Ounces[1] Produced	645,602	616,571	5%	1,324,060	1,246,053	6%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	676,453	537,037	26%	1,244,334	1,147,914	8%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.11	$16.29	-7%	$13.97	$15.55	-10%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.93	$22.74	-8%	$20.54	$21.40	-4%
Financial Operating Performance (in 000’s)
Revenues	$21,805	$14,787	47%	$40,641	$27,180	50%
Mine operating income	$10,224	$4,697	118%	$20,786	$7,036	195%
Net income	$2,864	$1,240	131%	$8,481	$1,839	361%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$7,432	$3,409	118%	$17,130	$5,122	234%
Adjusted earnings[3]	$8,837	$4,348	103%	$18,592	$6,404	190%
Cash provided by operating activities	$8,350	$1,078	675%	$9,108	$3,425	166%
Mine operating cash flow before taxes[3]	$11,273	$5,877	92%	$22,670	$9,037	151%
Per Share Amounts
Earnings per share	$0.02	$0.01	100%	$0.06	$0.01	500%
Adjusted earnings per share[3]	$0.06	$0.03	100%	$0.12	$0.05	140%
Liquidity & Working Capital (in 000’s)
	June 30, 2025	March 31, 2025	Change	June 30, 2025	December 31, 2024	Change
Cash	$37,279	$26,627	40%	$37,279	$27,317	36%
Working capital[3]	$40,615	$31,339	30%	$40,616	$25,235	61%

1.

In Q2 2025, AgEq was calculated using metal prices of $33.64 per oz Ag, $3,280 per oz Au and $4.32 per lb Cu. In Q2 2024, AgEq was calculated using metals prices of $28.86 oz Ag, $2,331 oz Au and $4.43 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $32.77 per oz Ag, $3,071 per oz Au and $4.28 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $26.11 oz Ag, $2,205 oz Au and $4.13 lb Cu. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

2nd Quarter 2025 Financial Highlights

•	Revenues of $21.8 million, an increase of 47% from Q2 2024.

•	Gross profit (mine operating income) of $10.2 million, an increase of 118% from Q2 2024.

•	Net income of $2.9 million, or $0.02 per share.

•	Adjusted earnings of $8.8 million, or $0.06 per share, an increase of 103% from Q2 2024.

•	Cash flow provided by operating activities of $8.4 million. Prior to working capital adjustments, cash flow provided from operating activities was $6.3 million.

•	Mine operating cash flow before taxes of $11.3 million, an increase of 92% from Q2 2024.

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $7.5 million, an increase of 118% from Q2 2024.

•	Cash costs per silver equivalent payable ounce sold of $15.11, a reduction of 7% from Q2 2024.

•	All in sustaining cash costs per silver equivalent payable ounce sold of $20.93, a reduction of 8% from Q2 2024.

Balance Sheet Strength

•

Avino had $37.3 million in cash at June 30, 2025, and remains debt-free, excluding operating equipment leases. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plan to become Mexico’s next mid-tier silver producer.

2nd Quarter Operational Highlights

•

Silver Equivalent Production Increased 5%: Avino produced 645,602 silver equivalent ounces in Q2 2025, representing a 5% increase from Q2 of 2024. This increase was driven by significantly improved mill availability, with our highest quarterly mill throughput in history. This record throughput was partially offset by lower feed grades in all three metals (silver, gold and copper), as we moved through a lower grade section of the mine plan.

•

Record Mill Throughput: In Q2 2025, Avino achieved 36% higher mill throughput versus Q2 2024, totaling a quarterly record of 190,987 tonnes of material. These throughput levels were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•

Gold Production Increased 17%: Q2 2025 production of 1,774 gold ounces represented a 17% increase compared to Q2 2024. This improved production resulted from the increased tonnes processed, alongside significant improvements in gold recoveries to 74% from 70% in Q2 of 2024.

•	Copper Production Increased 12%: Avino produced 1.5 million pounds of copper in Q2 2025, a 12% increase compared to Q2 2024.

•	Silver Production Decreased 3%: Silver production for Q2 2025 was 283,619 ounces, representing a 3% decrease compared to Q2 2024.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Financial Results – Three months ended June 30, 2025, compared to three months ended June 30, 2024

In 000’s	Three months ended June 30,
	2025	2024
Revenue from mining operations	$21,805	$14,787
Cost of sales	11,581	10,090
Mine operating income	10,224	4,697
Operating expenses:
General and administrative expenses	1,973	1,791
Share-based payments	1,320	647
Income before other items	6,931	2,259
Other items:
Interest and other income	170	151
Gain (loss) on long-term investments	(81)	223
Unrealized gain on derivative liability	1,509	-
Foreign exchange (loss) gain	(1,431)	92
Finance cost	(4)	(3)
Accretion of reclamation provision	(52)	(51)
Interest expense	(110)	(81)
Other expenses	(421)	-
Income before income taxes	6,511	2,590
Income taxes:
Current income tax expense	(3,061)	(576)
Deferred income tax expense	(586)	(774)
Income tax expense	(3,647)	(1,350)
Net income	$2,864	$1,240
Other comprehensive income (loss):
Currency translation differences	1,419	(13)
Total comprehensive income	$4,283	$1,227
Income per share
Basic	$0.02	$0.01
Diluted	$0.02	$0.01
Weighted average number of common shares outstanding
Basic	144,108,234	133,622,131
Diluted	154,134,484	138,948,601

4

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Revenues

The Company recognized revenues of $21.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $14.8 million revenues for Q2 2024, an increase of $7.0 million.

The increase is a result of higher average realized metal prices for both silver and copper, as well as 26% higher payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $33.85 per ounce of silver, $3,276 per ounce of gold, and $9,534 per tonne of copper, with comparable prices for Q2 2024 were $28.42 per ounce of silver, $2,331 per ounce of gold, and $9,711 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 676,453 ounces, compared to 537,037 ounces in Q2 2024.

Cost of Sales & Mine Operating Income

Cost of sales were $11.6 million, compared to $10.1 million in Q2 2024, an increase of $1.5 million. The increase is mainly attributable to a more volume sold and tonnes processed partially offset by a weaker average Mexican Peso compared to the US Dollar during the current quarter, with an average of $19.06 Mexican Pesos to 1 US Dollar in Q2 2025 compared to an average of $17.22 Mexican Pesos to 1 US Dollar in Q2 2024, a difference of 11%.

Mine operating income, after depreciation and depletion, was $10.2 million, compared to $4.7 million in Q2 2024. The increase in mine operating income is a result of the items noted above, and partially offset by provisional pricing adjustments that had a negative impact of $0.1 million in Q2 2025 compared with a positive impact of $0.4 million on revenues and mine operating income in Q2 2024.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $2.0 million, compared to $1.8 million in Q2 2024. The increase is a result of higher salaries and benefits primarily as a result of increase in operations and increased employee benefits and profit sharing from improved financial performance.

Share-based payments were $1.3 million, compared to $0.6 million in Q2 2024, an increase of $0.7 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Loss on long-term investments was $0.1 million compared to a gain of $0.2 million in Q2 2024. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized gain on derivative liability was $1.5 million with no comparable transaction in Q2 2024. This is a direct result of US Dollar/Mexican Peso foreign exchange forward contracts entered into during the year to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange loss for the period was $1.4 million, a negative movement of $1.5 million compared to a gain of $0.1 million in Q2 2024. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2025, the US dollar depreciated in relation to the Mexican Peso and Canadian dollar, resulting in significant foreign exchange movements.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Current and Deferred Income Taxes

Current income tax expense was $3.1 million in Q2 2025, a change of $2.5 million compared to an income tax expense $0.6 million for Q2 2024. The movement relates primarily to increased operating profits generated in Q2 2025, which resulted in increased income tax expense.

Deferred income tax expense was $0.6 million, a change of $0.2 million compared to an expense of $0.8 million in Q2 2024. Deferred income taxes fluctuates due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $2.9 million for the period, or $0.02 per basic and diluted share, compared to net income of $1.2 million, or $0.01 per basic and diluted share for Q2 2024. The increase is a result of the items noted above, including increases in revenues, mine operating income and unrealized gain in derivatives. The positive movements were partially offset by foreign exchange loss and increases to current income tax expense.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA was $7.4 million for the period, an increase of $4.0 million when compared to $3.4 million for Q2 2024. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $8.8 million, an increase of $4.5 million when compared to adjusted earnings of $4.3 million in the corresponding quarter in 2024. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce sold was $15.11, compared to $16.29 for Q2 2024. The reduction in costs of 7% is attributable to higher silver equivalent ounces sold, partially offset by increased tonnes mined and milled.

All-in sustaining cash costs per silver equivalent payable ounce sold was $20.93, compared to $22.74 for Q2 2024. The costs remained constant is a result of the items mentioned above, with no significant difference between the comparable quarter in sustaining capital and exploration costs, as well as general and administrative expenses.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining cash costs

6

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Financial Results - Six months ended June 30, 2025, compared to the six months ended June 30, 2024:

In 000’s	Six months ended June 30,
	2025	2024
Revenue from mining operations	$40,641	$27,180
Cost of sales	19,855	20,144
Mine operating income	20,786	7,036

Operating expenses:
General and administrative expenses	4,096	3,063
Share-based payments	1,682	1,070
Income before other items	15,008	2,903

Other items:
Interest and other income	333	154
Gain on long-term investments	363	355
Unrealized gain on derivative liability	1,914	-
Foreign exchange gain (loss)	(1,530)	172
Finance cost	(9)	(5)
Accretion of reclamation provision	(100)	(102)
Interest expense	(191)	(171)
Other expenses	(421)	-
Income before income taxes	15,367	3,306

Income taxes:
Current income tax expense	(5,093)	(775)
Deferred income tax expense	(1,793)	(692)
Income tax expense	(6,886)	(1,467)
Net income	8,481	1,839

Other comprehensive income (loss):
Currency translation differences	1,514	(124)
Total comprehensive income	$9,995	$1,715
Income per share
Basic	$0.06	$0.01
Diluted	$0.06	$0.01
Weighted average number of common shares outstanding
Basic	142,194,583	131,834,975
Diluted	151,901,381	137,207,540

7

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $40.6 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $27.2 million for 2024, an increase of $13.4 million.

The increase in revenues is a result of higher average metal prices as described below, and 8% higher payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $33.30 per ounce of silver, $3,150 per ounce of gold, and $9,491 per tonne of copper, with comparable prices for the six months ended June 30, 2024, of $26.62 per ounce of silver, $2,252 per ounce of gold, and $9,209 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales for the period were $19.9 million, compared to $20.1 million in the 2024 period, a decrease of $0.2 million. The decrease in cost of sales is attributable to a weaker 6-month average Mexican Peso compared to the US dollar, which positively impacted labour and contractor costs. This was partially offset by higher tonnes milled and higher ounces sold as mentioned above, which resulted in higher overall costs despite improved cost per ounce metrics.

Mine operating income for the period was $20.8 million, compared to $7.0 million in 2024. The increase in mine operating income is a result of higher revenues, with cost of sales being similar to the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $4.1 million, compared to $3.1 million in the comparable period, with any increases coming from additional professional fees and office expenses in the period.

Share-based payments were $1.7 million, compared to $1.1 million in the comparable period, an increase of $0.6 million. The increase is a direct result of the timing of stock option and RSU grants, and fluctuations in share price from period to period.

Other Items

Unrealized gain on derivative liability was $1.9 million with no comparable transaction in Q2 2024. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Unrealized foreign exchange loss for the period was $1.5 million, a negative movement of $1.7 million compared to a gain of $0.2 million in the comparable period in 2024. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the Mexican Peso appreciated against the US dollar, resulting in an overall foreign exchange loss for the period. During the six months ended June 30, 2024, the US dollar remained constant in relation to the Canadian dollar but depreciated compared to the Mexican peso by the end of first semester, resulting in a foreign exchange gain.

Current and Deferred Income Taxes

Current income tax expense for the period was $5.1 million, compared to a current income tax expense of $0.8 million in the comparable period. The movements are a result of higher profits generated in 2025, resulting in increased income tax expense, whereas in 2024, the Company had losses available to partially offset taxable income in Mexico.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Deferred income tax expense was $1.8 million, a change of $1.1 million compared to an expense of $0.7 million in 2024. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $8.5 million for the period, or $0.06 per share, compared to net income of $1.8 million, or $0.01 per share during the comparable period in 2024. The changes are a result of the items noted above, which are primarily increases in revenues, mine operating income between the two comparable periods. The increase was partially offset by increases in general and administrative expenses and share-based payments, and an elevated foreign exchange loss. Net income was further impacted by movements in the unrealized derivative liability / asset.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA for the period was $17.1 million, an increase of $12.0 million when compared to $5.1 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $18.6 million, an increase of $12.2 million when compared to adjusted earnings of $6.4 million in the corresponding period in 2024. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Accounting Standards Measures”)

Cash costs per silver equivalent payable ounce sold was $13.97, compared to $15.55 for the comparable period in 2024. Cash costs per ounce improved compared with the prior year period, which is attributable to higher silver equivalent ounces sold and additionally to a weaker Mexican Peso compared to the US dollar on average during the six months ended June 30, 2025 compared to the six months ended June 2024, resulting in lower labour and contractor costs.

All-in sustaining cash costs per silver equivalent payable ounce sold was $20.54, compared to $21.40 for the comparable period in 2024. The decrease is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

See Non-IFRS Accounting Standards Measures for a reconciliation for cash costs and all-in sustaining cash costs.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Production Highlights

Q2 2025	Q2 2024	Change %		YTD 2025	YTD 2024	Change %
190,987	140,934	36%	Total Mill Feed (dry tonnes)	358,840	310,529	16%
55	75	-27%	Feed Grade Silver (g/t)	56	63	-11%
0.39	0.48	-19%	Feed Grade Gold (g/t)	0.46	0.47	-1%
0.42	0.51	-18%	Feed Grade Copper (%)	0.46	0.46	-1%
85%	87%	-3%	Recovery Silver (%)	85%	87%	-2%
74%	70%	6%	Recovery Gold (%)	75%	70%	7%
83%	88%	-5%	Recovery Copper (%)	85%	86%	-1%
283,619	292,946	-3%	Total Silver Produced (oz)	549,300	543,589	1%
1,774	1,514	17%	Total Gold Produced (oz)	3,999	3,292	21%
1,461,980	1,305,549	12%	Total Copper Produced (lbs)	3,065,323	2,652,659	16%
645,602	616,571	5%	Total Silver Equivalent Produced (oz)[1]	1,324,060	1,246,053	6%

In Q2 2025, AgEq was calculated using metal prices of $33.64 per oz Ag, $3,280 per oz Au and $4.32 per lb Cu. In Q2 2024, AgEq was calculated using metals prices of $28.86 oz Ag, $2,331 oz Au and $4.43 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $32.77 per oz Ag, $3,071 per oz Au and $4.28 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $26.11 oz Ag, $2,205 oz Au and $4.13 lb Cu. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Non – IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net income for the period	$2,864	$1,240	$8,481	$1,839
Depreciation and depletion	925	835	1,796	1,692
Interest income and other	(170)	(151)	(333)	(154)
Interest expense	110	81	191	171
Finance cost	4	3	9	5
Accretion of reclamation provision	52	51	100	102
Current income tax expense	3,061	576	5,093	775
Deferred income tax expense	586	774	1,793	692
EBITDA	$7,432	$3,409	$17,130	$5,122
Unrealized gain on derivatives	(1,509)	-	(1,914)	-
Share-based payments	1,320	647	1,682	1,070
Write down of equipment and supplies and materials inventory	163	384	164	384
Unrealized foreign exchange (gain) loss	1,431	(92)	1,530	(172)
Adjusted earnings	$8,837	$4,348	$18,592	$6,404
Shares outstanding (diluted)	154,134,484	138,948,601	151,901,381	137,207,540
Adjusted earnings per share	$0.06	$0.03	$0.12	$0.05

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce Sold

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Cash cost per silver equivalent payable ounce

Management believes that the Company’s ability to control the cash cost per silver equivalent payable ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $904 for the six months ended June 30, 2025 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino
	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Cost of sales	$11,581	$8,274	$13,926	$8,907	$10,090	$10,054	$9,969	$9,952
Exploration expenses	(307)	(274)	(158)	(111)	(163)	(135)	(148)	(41)
Write down of equipment and supplies and materials inventory	(163)	(1)	(578)	(182)	(384)	-	(319)	(4)
Depletion and depreciation	(886)	(834)	(843)	(773)	(796)	(821)	(717)	(720)
Cash production cost	10,225	7,165	12,347	7,841	8,747	9,098	8,785	9,187
Payable silver equivalent ounces sold	676,453	567,881	889,294	525,003	537,037	610,877	584,061	543,686
Cash cost per silver equivalent ounce sold	$15.11	$12.62	$13.88	$14.94	$16.29	$14.89	$15.04	$16.90
General and administrative expenses	3,198	2,485	2,141	1,986	2,439	1,695	2,080	1,907
Treatment & refining charges	654	610	1,087	787	763	890	978	1,001
Penalties	605	890	745	915	626	692	834	535
Sustaining capital expenditures	525	379	555	510	162	306	318	289
Exploration expenses	307	274	158	111	163	135	148	41
Share-based payments and G&A depreciation	(1,359)	(399)	(473)	(570)	(687)	(459)	(487)	(665)
Cash operating cost	$14,155	$11,404	$16,560	$11,580	$12,214	$12,357	$12,656	$12,295
AISC per silver equivalent ounce sold	$20.93	$20.08	$18.62	$22.06	$22.74	$20.23	$21.67	$22.61

*Certain amounts shown may not add exactly to the total due to rounding differences

*General and administrative expenses excludes $96 in expenses attributable to La Preciosa

13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the six months ended June 30, 2025, and 2024:

Expressed in 000’s of US$, unless otherwise noted	Avino
	YTD 2025	YTD 2024
Cost of sales	$19,855	$20,144
Exploration expenses	(582)	(299)
Write down of equipment and supplies and materials inventory	(164)	(384)
Depletion and depreciation	(1,720)	(1,617)
Cash production cost	17,389	17,844
Payable silver equivalent ounces sold	1,244,334	1,147,914
Cash cost per silver equivalent ounce sold	$13.97	$15.55
General and administrative expenses	5,682	4,134
Treatment & refining charges	1,264	1,653
Penalties	1,495	1,318
Sustaining capital expenditures	904	468
Exploration expenses	582	299
Share-based payments and G&A depreciation	(1,758)	(1,145)
Cash operating cost	$25,558	$25,571
AISC per silver equivalent ounce sold	$20.54	$21.40

*Certain amounts shown may not add exactly to the total due to rounding differences

*General and administrative expenses excludes $96 in expenses attributable to La Preciosa

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Mine operating income – per financial statements	$10,224	$4,697	$20,786	$7,036
Depreciation and depletion included in cost of sales	886	796	1,720	1,617
Write down of equipment and supplies and materials inventory	163	384	164	384
Mine operating cash flow before taxes	$11,273	$5,877	$22,670	$9,037

14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Working Capital

Management uses working capital to assessment the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

In 000’s	June 30, 2025	December 31, 2024
Current assets	$59,157	$40,769
Current liabilities	(18,542)	(15,534)
Working capital	$40,615	$25,235

Results of Operations - Summary of Quarterly Results

In 000’s	2025	2025	2024	2024	2024	2024	2023	2023
Quarter ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$21,805	$18,836	$24,382	$14,616	$14,787	$12,393	$12,530	$12,316
Net income (loss)	$2,864	$5,617	$5,092	$1,169	$1,240	$599	$563	$(803)
Earnings (loss) per share - basic	$0.02	$0.04	$0.04	$0.01	$0.01	$0.00	$0.00	$(0.01)
Earnings (loss) per share - diluted	$0.02	$0.04	$0.03	$0.01	$0.01	$0.00	$0.00	$(0.01)
Total Assets	$174,680	$157,693	$148,711	$135,366	$133,702	$128,644	$128,340	$123,493

During Q2 2025, revenue was higher than the prior quarters, outside of Q4 2024, mainly due to increased silver equivalent ounces sold and elevating silver prices. When compared to quarters prior to Q4 2024, revenues were higher as a result of higher realized metal prices.

Net income and earnings per share in Q2 2025 were positive, with a slight decline compared to the previous two quarters. Earnings overall have increased compared to Q3 2024 and prior quarters, mainly due to better metal realized prices, volume sold and lower costs due to cost management and positive movements between the USD and Mexican Peso exchange rates. For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Cash Flow

	June 30, 2025	June 30, 2024
Cash generated by operating activities	$9,108	$3,425
Cash generated by financing activities	6,635	2,429
Cash used in investing activities	(5,757)	(3,265)
Change in cash	9,986	2,589
Effect of exchange rate changes on cash	(24)	34
Cash, beginning of period	27,317	2,688
Cash, end of period	$32,279	$5,311

Operating Activities

Cash generated by operating activities for the six months ended June 30, 2025, was $9.1 million, an increase of $5.7 million compared to $3.4 million generated for the six months ended June 30, 2024. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In the six months ended June 30, 2025, cash generated from operating activities increased primarily a result of working capital changes between the two periods, as cash generated from operating activities prior to working capital movements in the quarter was $13.6 million, compared to $5.2 million in the six months ended June 30, 2024.

Financing Activities

Cash generated by financing activities was $6.6 million for the six months ended June 30, 2025, compared to $2.4 million generated for the six months ended June 30, 2024. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the six months ended June 30, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $7.7 million (June 30, 2024 – $3.4 million). The Company also made lease and equipment loan payments totaling $1.1 million (June 30, 2024 - $1.0 million).

Investing Activities

Cash used in investing activities for the six months ended June 30, 2025, was $5.8 million compared to $3.3 million for the six months ended June 30, 2024. Cash used in investing activities included $5.8 million (June 30, 2024 - $3.3 million) spent on the acquisition of property and equipment and exploration expenditures.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

On June 13, 2025, to company announced the renewal of the at-the-market (“2025 ATM”) sales agreement. At June 30, 2025, the Company had received net proceeds of $3.1 million in connection with the 2025 ATM. Proceeds from the 2025 ATM are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, all funds were used for exploration and evaluation activities, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations

Since the at-the-market (“2023 ATM”) sales agreement was initiated in Q2 2023 which expired on May 2025, the Company received net proceeds of $20.6 million in connection the 2023 ATM. Proceeds from the 2023 ATM were intended for exploration and evaluation activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During the period between May 2023 and June 2025, all funds were used for exploration and evaluation activities, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries, benefits, and consulting fees	$347	$320	$923	$613
Share-based payments	1,048	507	1,336	894
	$1,395	$827	$2,259	$1,507

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following table summarizes the amounts were due to/(from) related parties:

	June 30, 2025	December 31, 2024
Oniva International Services Corp.	$94	$95
Silver Wolf Exploration Ltd.	(260)	(113)
	$(166)	$(18)

For services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director, for consulting services. For the six months ended June 30, 2025, the Company paid $259 (June 30, 2024 - $142) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and six months ended June 30, 2025 and 2024 are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$262	$242	$573	$496
Office and miscellaneous	137	114	271	247
	$399	$356	$844	$743

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2024 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2025, no amounts were held as collateral.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2025, in the amount of $37,279 and current assets exceeded current liabilities by $40,615 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days,or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2025, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$12,174	$12,174	$-	$-
Equipment loans	612	318	294	-
Finance lease obligations	5,315	2,956	2,359	-
Total	$18,101	$15,448	$2,653	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2025		December 31, 2024
	MXN	CDN	MXN	CDN
Cash	$26,916	$730	$13,989	$396
Due from related parties	5,009	-	2,287	-
Long-term investments	-	2,305	-	1,742
Reclamation bonds	-	6	-	6
Amounts receivable	6,212	100	3,599	24
Accounts payable and accrued liabilities	(78,099)	(397)	(65,989)	(46)
Due to related parties	-	(136)	-	(136)
Finance lease obligations	(6,036)	(485)	(2,031)	(549)
Net exposure	(45,998)	2,123	(48,145)	1,437
US dollar equivalent	$(2,443)	$1,557	$(2,349)	$998

Based on the net US dollar denominated asset and liability exposures as at June 30, 2025, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2025, by approximately $103. (December 31, 2024 - $144). The Company has entered into certain foreign currency contracts to mitigate this risk and at June 30, 2025, recorded a derivative asset of $1,439 (December 31, 2024 – derivative liability of $475).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2025, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2024 - $36).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2025, a 10% change in market prices would have an impact on net earnings (loss) of approximately $164 (December 31, 2024 - $119).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$37,279	$-	$-
Amounts receivable	1,286	5,198	-
Due from related parties	166	-	-
Derivative asset	-	-	1,439
Long-term investments	1,617	-	73
Total financial assets	$40,348	$5,198	$1,512

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Derivative asset	-	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

21

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the Consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2025	December 31, 2024
Not later than one year	$724	$180
Later than one year and not later than five years	1,599	1,052
Later than five years	3,115	3,312
	$5,438	$4,544

Office lease payments recognized as an expense during the six months ended June 30, 2025, totaled $19 (June 30, 2024 - $21).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

At-The-Market Sales – Subsequent to June 30, 2025, the Company issued 3,129,100 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $12,267.

Stock Options Exercises – Subsequent to June 30, 2025, the Company issued 171,250 common shares through the exercise of 171,250 stock options at an average exercise price of C$1.42 for proceeds of C$243.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 13, 2025 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	149,866,367	-	-
Restricted Share Units (“RSUs”)	3,336,715	-	0.62 – 2.79
Stock options	7,873,750	C$1.12 - C$4.38	1.61 – 4.79
Fully diluted	161,076,832

22

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following are details of outstanding stock options as at June 30, 2025 and August 13, 2025:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30, 2025)	Number of Shares Remaining Subject to Options (August 13, 2025)
August 4, 2025	C$1.64	100,000	-
March 25, 2027	C$1.20	1,775,000	1,725,000
March 29, 2028	C$1.12	1,770,000	1,730,000
July 10, 2028	C$1.12	150,000	150,000
March 25, 2029	C$0.78	1,803,000	1,778,000
April 9, 2030	C$2.11	2,397,000	2,340,750
May 27, 2030	C$4.38	150,000	150,000
Total:		8,145,000	7,873,750

The following are details of outstanding RSUs as at June 30, 2025 and August 13, 2025:

Expiry Date	Number of Shares Remaining Subject to RSUs (June 30, 2025)	Number of Shares Remaining Subject to RSUs (August 13, 2025)
March 29, 2026	585,000	585,000
April 1, 2027	1,204,000	1,204,000
April 9, 2028	1,476,000	1,476,000
April 9, 2028	71,715	71,715
Total:	3,336,715	3,336,715

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the six months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

23

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently file AIF and the condensed consolidated interim financial statements for the three and six months ended June 30, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 13, 2025. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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